Exhibit 23.6

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Aralez Pharmaceuticals Inc. for the registration of common shares, preferred shares, warrants, and debt securities and to the incorporation by reference therein of our report dated March 9, 2016, with respect to the audited consolidated financial statements of Tribute Pharmaceuticals Canada Inc. as of and for the year ended December 31, 2015 and 2014, which appears in the Current Report on Form 8-K/A of Aralez Pharmaceuticals Inc. filed on March 15, 2016.

/s/ UHY McGovern Hurley LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

November 9, 2017